UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On November 10, 2011, CIBT Education Group Inc. (the “Company”) issued a news release announcing the launch of American Hotel Lodging Association Educational Institute (“AHL-EI”) programs in the Hainan province of China. AHL-EI is a licensor of hospitality and hotel management educational content. The Company holds the exclusive license to offer AHL-EI content in China and the Philippines.

A copy of the news release is attached hereto.

EXHIBITS

Number	Description of Exhibit
99.1	November 10, 2011 News Release – “CIBT Launches Hotel Management Programs in Hainan, China”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: November 10, 2011	By:	/s/ Toby Chu
Toby Chu
President and Chief Executive Officer